Mail Stop 3561

January 30, 2007

Dennis H. Johnston
Placer Del Mar, Ltd.
302 Washington St. #351
San Diego, CA 92103

      RE: Placer Del Mar, Ltd.
            Registration Statement on Form SB-2
            File No. 333-127736
            Amendment Filed: January 12, 2007

Dear Mr. Johnston:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment one from our letter dated December 12, 2006. Please revise your prospectus to disclose Mr. Soloski's relationship to Placer del Mar's registration statement, including his activities in connection with the filing, and describe recent legal proceedings involving Mr. Soloski. Mr. Soloski has contacted the staff on behalf of the company.

Description of Business, page 15

2. We reissue prior comment two from our letter dated December 12, 2006. We continue to note the payment due in December 2006, as disclosed on page 21. Clarify whether this amount was paid.

3. Please update the current cash balance as of the most recent practicable date.

4. We reissue prior comment four from our letter dated December 12, 2006. We continue to note the revised disclosure indicating that the company believes it has sufficient funds from its current cash balance and from loans from its director sufficient to fund operations for the next twelve months. In light of the monthly payment for office space, the monthly costs of the company, and the fact that your officer is not obligated to provide such funding, please explain the statement. In addition, we note the deferral of the monthly payment. Please clarify the terms of the deferral. For example, how long has Mr. Bravo agreed to defer such payments and would Mr. Bravo be able to demand payment of the deferred amount at any time? If you have a written agreement regarding the deferral please file as an exhibit.

Report of independent registered public accounting firm, F-12

5. We note the revisions to the audit report in response to prior comment 5 of our letter dated December 12, 2006. However, we note that the opinion (third) paragraph of the report covers the period May 13, 2005 (inception) to June 30, **2005.** Hence as stated in our prior comments, please direct your auditor to revise the audit report to include the cumulative period thru June 30, **2006**.

General

6. Please provide a current consent in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies